08030558

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2008
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

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SEC FILE NUMBER
8-52795

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investor Force Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 LEE RD., SUITE 200
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES MATAS 610-408-3707 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

1601 MARKET ST. (Address) PHILADELPHIA (City), PA. (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES MATAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORFORCE SECURITIES, INC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Carolyn A. Brown, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Apr. 16, 2010
Member, Pennsylvania Association of Notaries

[Signature]
Signature

Chief Financial Officer
Title

Carolyn Brown
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

INVESTOR FORCE SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

RECEIVED
2008 MAR -3 PM 12:02
SEC / MR

Independent Auditors' Report

The Board of Directors
Investor Force Securities, Inc.:

We have audited the accompanying statement of financial condition of Investor Force Securities, Inc. (the Company) as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investor Force Securities, Inc. as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the statement of financial condition, the Company has an accumulated deficit as of December 31, 2007. The Company's primary sources of liquidity have been through capital contributions from its parent company, Investor Force Holdings, Inc. (IFH). Additional capital contributions from IFH may be required in the future. There is no assurance that additional capital contributions will be available to the Company as needed. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in note 1. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative

KPMG

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

February 26, 2008

INVESTOR FORCE SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	99,282
Receivables from customers		35,901
Receivable from affiliate		130,000
Total assets	$	265,183

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	864
Accrued expenses		20,281
Total liabilities		21,145
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding 100 shares		1
Additional paid-in capital		1,349,999
Accumulated deficit		(1,105,962)
Total stockholder's equity		244,038
Total liabilities and stockholder's equity	$	265,183

See accompanying notes to statement of financial condition.

(1) The Company and Summary of Significant Accounting Policies

(a) Organization and Description of Business

Investor Force Securities, Inc. (the Company) was incorporated under the laws of the State of Delaware and is a registered broker-dealer with the Securities and Exchange Commission (SEC). On February 13, 2001, the Company was accepted as a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Investor Force Holdings, Inc. (IFH).

The Company was historically engaged in the business of providing data on hedge funds that are not investment companies under the Investment Company Act of 1940 to qualified institutional investors. In 2006, the Company divested its web technology, but retains the trailing commissions associated with past transactions.

(b) Liquidity and Going Concern

Prior to the year ended December 31, 2007, the Company incurred net losses since its inception. As of December 31, 2007, the Company had an accumulated deficit of $1,105,962. The Company's primary sources of liquidity have been through capital contributions from IFH. Additional capital contributions from IFH may be required in the future (note 3). There is no assurance that additional capital contributions will be available to the Company as needed.

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on major customers, risks from competition, technological change, and dependence on key personnel. These factors raise substantial doubt about the Company's ability to continue as a going concern. This statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Management's plans in regard to those matters are to continue to explore means of securing additional capital contributions as well as to improve its operating results.

(c) Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(d) Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any potential contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized based on consideration of available evidence on a separate-return basis.

(2) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and accounts receivable. The Company manages the credit risk associated with cash and cash equivalents by investing with high quality institutions and, by policy, limiting the amount of credit exposure to any one institution. The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant risks related to its cash accounts.

All credit is extended to customers based upon management's evaluation of creditworthiness and collateral is not required.

Two customers accounted for 85% and 15%, respectively, of the accounts receivable balance at December 31, 2007.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, SEC Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1, or would cause its net capital to fall below 120% of its minimum requirement or below 5% of its debits.

Historically, the Company has received capital contributions from IFH to sustain its operations. During 2007, no such capital contribution was received nor necessary to sustain its operations. Additional capital contributions will be required in the future (note 1(b)).

The accompanying schedule provides a detailed computation of the Company's net capital position at December 31, 2007.

(Continued)

(4) Customer Protection Rule

The Company is exempt from the SEC Customer Protection Rule (SEC Rule 15c3-3). During 2007, the Company's operations met the definition of the exemption under SEC Rule 15c3-3 k(2)(i) and 15c3-3 k(2)(ii).

Customers that historically invested in hedge funds transferred their balances directly to the fund manager.

(5) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2007.

As of December 31, 2007, the Company's deferred tax assets consisted of federal and state net operating loss carryforwards that are available to offset future taxable income. There were no deferred tax liabilities as of December 31, 2007. The Company's federal and state net operating loss carryforwards equaled $1,039,414 and $1,016,501, respectively, as of December 31, 2007 and generated $420,423 in deferred tax assets. The federal and state net operating loss carryforwards will begin to expire in 2022. At December 31, 2007 and 2006, a valuation allowance has been recognized to offset the deferred tax assets. The change in the valuation allowance in 2007 was a decrease of $39,556.

(6) Related Parties

The Company operates under an Affiliate Expense Sharing Agreement (the agreement), as amended effective August 31, 2003, with Investor Force, Inc. (IFI), a wholly owned subsidiary of IFH, pursuant to which the Company agrees to reimburse IFI a certain amount per month as IFI pays certain expenses on behalf of the Company. The Company reimburses IFI for expenses, including, but not limited to, record-keeping and other services, payroll and benefits of registered representatives of the Company, professional services, and other general and administrative expenses. The agreement ensures compliance with the SEC's guidance on the recording of expenses and liabilities by broker-dealers as presented in the SEC's Division of Market Regulation letter dated July 11, 2003 and addresses the New York Stock Exchange, Inc. and the NASD Regulation, Inc. Under this amended agreement, both IFI and the Company agreed that IFI would allocate expenses incurred on behalf of the Company to the Company on a monthly basis. The allocation is based on both parties' review of the nature of expenses and reasonable determination of the amounts incurred to support the operations of the Company. The allocation of expenses is reviewed periodically and at least once per year to ensure the appropriate amounts are being allocated to the Company.

Schedule

INVESTOR FORCE SECURITIES, INC.

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2007

Net capital:		
Total stockholder's equity	$	244,038
Deductions:		
Nonallowable assets:		
Receivables from customers		35,901
Other nonallowable assets		130,000
Net capital before haircuts on securities positions (tentative net capital)		78,137
Haircuts on securities		—
Net capital	$	78,137
Aggregate indebtedness:		
Items included in statement of financial condition	$	21,145
Items not included in statement of financial condition		—
Total aggregate indebtedness	$	21,145
Computation of basic net capital requirement:		
Minimum net capital required	$	25,000
Excess net capital		53,137
Excess net capital at 1,500%		74,965
Excess net capital at 1,000%		76,023
Percentage aggregate indebtedness to net capital		27%

Note: There is no difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2007, and therefore, a reconciliation is not provided.

See accompanying independent auditors' report.

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Board of Directors
Investor Force Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Investor Force Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2008

END